FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) AND GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

        Enterprise Products Partners L.P. is filing excerpts from a presentation given at the Lehman Brothers Fixed Income Energy Conference held on May 11, 2004 that contains information relating to its proposed merger with GulfTerra.

PRESENTATION

Enterprise & GulfTerra Merger On December 15, 2003, Enterprise, GulfTerra and El Paso Corporation announced a multi-step transaction to merge Enterprise and GulfTerra Enterprise will be the surviving parent partnership GulfTerra will be a wholly-owned subsidiary Combined enterprise value of approximately $13 billion Combined businesses provide a complete menu of services for producers and consumers of natural gas, NGLs and crude oil from wellhead to end user Natural gas gathering, treating, processing, transportation and storage NGL transportation, fractionation, storage, distribution and import/export terminaling Gulf of Mexico crude oil gathering, transportation & platform services

Compelling Reasons for the Merger Significantly increases diversity and scale of operations Provides balanced business mix and expansion to additional geographic areas Provides greater cash flow stability GulfTerra’s natural gas business will provide a natural hedge to Enterprise’s NGL business Premier GP structure with 25% highest incentive distribution right to enhance financial flexibility Reduces investment by Enterprise as a result of Enterprise’s GP subsidizing merger by contributing the remaining 50% ownership in GulfTerra’s GP to Enterprise for no consideration Merger synergies and interest rate savings Incremental growth opportunities Significantly expands platform for organic growth projects and complementary acquisitions

Combination Reduces EPD’s Sensitivity to Higher Natural Gas Prices 46% decrease in overall operating income sensitivity Sensitivity defined as change from Baseline operating environment based on 2004 PIRA forecast ($3.94/MMBtu natural gas, $26.65/Bbl crude oil and 650-700 MBPD ethane demand) compared to operating environment during trough conditions in 2Q2003 & 3Q2003 ($5.25/MMBtu, $29.61/Bbl & 500-625 MBPD)

Enterprise and GulfTerra System Maps

Generating Real Cash Flow EBITDA EPD+GTM (Pro Forma)